Exhibit F

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

Hartford Schroders Private Opportunities Fund
(Exact Name of Registrant as Specified in its Charter)

Table 1 - Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$1,656,494.88(1)	0.00015310(2)	$253.61
Fees Previously Paid
Total Transaction Valuation
Total Fees Due for Filing			$253.61
Total Fees Previously Paid
Total Fee Offsets
Net Fee Due			$253.61

(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase prices for shares of beneficial interest.
(2)	Calculated at $153.10 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2025.

Table 2 - Fee Offset Claims and Sources

Not applicable.